

19007603

SEC N

SEC
Mail Processing
Section

MAR 0 4 2019

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-44770

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	NJ	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name - if individual, state last, first, middle name)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)



Merrion Securities, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

Merrion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Members' Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3
         (included in item (g)) (not applicable).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Independent Accountants' Report on Statement of Exemption from Rule 15c3-3
[x] Statement of Exemption from Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

 Chief Executive Officer
Title

_____
Notary Public



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Members of
Merrion Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the "Company"), as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement on the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supporting Schedules

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of a Matter

As more fully described in Note 4 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

PKF O'Connor Davies, LLP

February 19, 2019
We have served as Merrion Securities, LLC's auditor since 1988.

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	10,471
Due from broker		334,985
Securities owned, at fair value		289,105
Furniture and equipment (net of accumulated depreciation of $215,233)		2,152
Prepaid expenses and other assets		29,983
Total assets	$	666,696
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	59,447
Members' equity		607,249
Total liabilities and members' equity	$	666,696

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Operations
Year Ended December 31, 2018

Revenues

Commissions	$	254,191
Net gain on principal transactions		373,265
Interest income and expense, net		54,643
Other income, affiliates		840,000
Miscellaneous income		1,047
Total revenues		1,523,146

Expenses

Employee compensation and benefits	869,270
Commissions	228,401
Clearance expense	79,449
Market data	50,557
Professional fees	68,167
Rent	48,000
Communications	37,821
Regulatory fees	21,478
Insurance expense	5,547
Other expenses	47,943
Total expenses	1,456,633

Net income	$	66,513

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2018

Balance, January 1, 2018	$	765,736
Net income		66,513
Members' withdrawals		(225,000)
Balance, December 31, 2018	$	607,249

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows used in operating activities		
Net income	$	66,513
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,454
(Increase)/decrease in operating assets:		
Due from brokers		232,884
Securities owned, at fair value		(135,680)
Prepaid expenses and other assets		15,233
Increase in operating liabilities:		
Accounts payable and accrued expenses		40,256
Net cash provided by operating activities		221,660
Cash flows used in investing activities		
Members' withdrawals		(225,000)
Net decrease in cash		(3,340)
Cash - Beginning of year		13,811
Cash - End of year	$	10,471

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2018

1. **Nature of Operations**

   Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company clears all of its securities transactions through a major clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

   As a limited liability company, the liability of the Company's members is limited to the amount of the members' interests.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

   The Company's commissions consist of agency transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2018

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade date basis with realized and unrealized gains and losses reported in principal transactions in the statement of operations.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Due from Brokers
Due from brokers consists of net amounts receivable relating to securities transactions.

Furniture and Equipment
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three to five years.

3. **Investments**

Proprietary securities transactions and related expenses are recorded on a trade date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2018

3. Investments (continued)

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2018:

	Level I	Level II	Level III	
Securities owned at fair value:	Quoted prices in active markets for identical assets	Significant other observable inputs	Unobservable inputs	Balance as of 12/31/18
U. S. Treasury bills	$ 196,466	$ -	$ -	$ 196,466
Marketable equity security	76,764	-	-	76,764
Nonmarketable equity security-- technology sector	-	-	15,875	15,875
	$ 273,230	$ -	$ 15,875	$ 289,105

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2018

3. Investments (continued)

Change in Level III assets measured at fair value for the year ended December 31, 2018:

Securities owned at fair value:	Beginning balance January 1, 2018	Realized & Unrealized Gains	Purchases Sales and Settlements	Ending balance December 31, 2018	Change in Unrealized Gains on Investments still held at December 31, 2018
Nonmarketable equity securities	$ 15,875 $	- $	- $	15,875 $	-

The fair value of nonmarketable equity securities has been estimated by the management based on review of the Company's operational and financial performance, and discussion with company management. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

4. Transactions with related parties

Commission revenue from members, management and affiliates of the Company amounted to approximately $82,000 for the year.

During 2018, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $48,000 for the year ended December 31, 2018.

Other income includes $840,000 received from an affiliate for facilities and professional and administrative services. As these transactions are not at arm's length, they do not necessarily represent the amounts that would result from similar transactions with non-related parties.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2018, the Company had net capital of approximately $543,000 which exceeded its minimum net capital requirement of $100,000 by approximately $443,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2018

6. **Concentration**

   Commissions from three major customers accounted for about 39% of commission revenue for the year ended December 31, 2018.

   In addition, as explained in footnote 4, a substantial amount of the Company's revenue was received from an affiliate.

7. **Off-Balance-Sheet-Risk and Concentration of Credit Risk**

   The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

   All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

8. **New Accounting Pronouncements**

   Effective for the calendar year ended December 31, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. This won't apply to the Company since its leases are month to month.

9. **Riskless Principal Transactions**

   Net gain on principal transactions includes gains on riskless principal transactions in the amount of approximately $440,000 for the year ended December 31, 2018.

10. **Subsequent Events**

    Subsequent events have been evaluated through the date the financial statements were issued.

Merrion Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2018

Members' equity	$ 607,249
Deductions:	
Nonallowable assets	
Nonmarketable securities	15,875
Furniture and equipment	2,152
Prepaid expenses and other assets	29,983
Total deductions	48,010
Net capital before haircuts on security positions	559,239
Haircuts	(12,988)
Undue concentration charges	(3,126)
Net capital	543,125
Minimum capital requirement	100,000
Excess net capital	$ 443,125
Aggregate indebtedness	$ 59,447
Ratio of aggregate indebtedness to net capital	0.11:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm

Merrion Securities, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Members of
Merrion Securities, LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Merrion Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 19, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Merrion Securities, LLC

Rule 15c3-3 Exemption Report
December 31, 2018

Merrion Securities, LLC is exempt from SEC Rule 15c3-3 under the provision of paragraph (k)(2)(ii). To the best of knowledge and belief of Merrion Securities, LLC it has been in compliance with such provision throughout the year ended December 31, 2018, without exception.

_____
Executed by the Person who made the oath or
affirmation under SEC Rule 17a-5(e)(2)